NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

September 30, 2003

(Expressed in United States Dollars)

(unaudited – Prepared by Management)

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States Dollars)

September 30, 2003 and December 31, 2002

	September 30	December 31
	2003	2002
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$3,134,025	$2,747,477
Short-term investments	10,650,914	2,322,954
Accounts receivable and prepaids	228,227	40,374

	14,013,166	5,110,805

Resource properties (note 2)	45,992,072	40,168,228

Equipment, net	814,288	454,454

	$60,819,526	$45,733,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$483,954	$890,453
Current portion of long-term debt	1,000,000	1,000,000

	1,483,954	1,890,453

Long-term debt	1,037,891	1,942,965

Shareholders’ equity:
Share capital (note 3)	82,555,271	64,760,811
Shares to be issued (note 3(e))	2,352,941	3,529,412
Contributed surplus (note 3(c))	91,091	21,716
Deficit	(26,701,622)	(26,411,870)

	58,297,681	41,900,069

	$60,819,526	$45,733,487

45,733,487

See accompanying notes to interim consolidated financial statements.

Approved on Behalf of the Board:

“John A. Clarke”

Director

“Cliff T. Davis”

Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended Sept 30		Nine months ended Sept 30

	2003	2002	2003	2002

Revenue:
Investment income	$83,245	$60,352	$161,415	$69,675

Expenses:
Accounting and audit	11,776	0	33,635	10,945
Amortization	4,565	3,173	13,394	7,746
Consulting	9,532	19,082	50,405	63,324
Investor relations	84,174	34,126	215,362	125,647
Legal fees	5,098	2,160	17,874	8,698
Office	67,782	28,019	164,257	81,286
Remuneration	86,706	55,027	262,524	153,235
Stock based compensation (note 3(c))	29,973	0	69,375	21,716
Transfer, listing and filing fees	2,791	10,085	37,693	36,325
Travel	7,680	19,633	38,322	40,155

	310,077	171,305	902,841	548,077

Loss before the under noted	(226,832)	(110,953)	(741,426)	(478,402)

Foreign exchange gain (loss)	17,408	(344,350)	451,675	(86,314)

Loss for the period	(209,424)	(455,304)	(289,751)	(564,716)

Deficit, beginning of period	(26,492,198)	(25,237,370)	(26,411,871)	(25,127,958)

Deficit, end of period	$(26,701,622)	$(25,692,674)	$(26,701,622)	$(25,692,674)

Weighted average shares outstanding	55,559,699	35,121,604	55,559,699	35,121,604

Loss per share	$0.00	$0.01	$0.00	$0.02

See accompanying notes to interim consolidated financial statements.

2

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

Three months ended Sept 30			Nine months ended Sept 30
	2003	2002	2003	2002

Cash provided by (used for):
Operating activities:
Loss for the period	$(209,424)	$(455,304)	$(289,751)	$(564,716)
Items not involving cash:
Amortization	4,565	3,173	13,394	6,746
Stock based compensation	29,973	0	69,375	21,716
Changes in non-cash working capital:
Accounts receivable and
prepaids	113,903	14,542	(187,853)	(60,007)
Accounts payable and
accrued liabilities	(583,891)	(158,887)	(406,499)	24,419

	(644,874)	(596,476)	(801,334)	(571,842)

Investing activities:
Expenditures on resource properties	(1,201,999)	(1,604,196)	(5,728,919)	(2,780,118)
Equipment	(118,733)	(16,889)	(373,228)	(18,875)
Short-term investment purchases	(757,583)	(2,869,157)	(8,327,960)	(2,869,157)
Change in restricted cash	0	65,704	0	122,762

	(2,078,315)	(4,424,538)	(14,430,107)	(5,545,388)

Financing activities:
Proceeds on issuance of shares	2,621,871	49,885	16,617,989	10,787,914
Loan payable	0	(114,188)	0	125,527
Repayment of long term debt	(1,000,000)	0	(1,000,000)	0

	1,621,871	(64,303)	15,617,989	10,913,441

Increase in cash and
cash equivalents	(1,101,318)	(5,085,317)	386,548	4,796,211
Cash and cash equivalents
beginning of period	4,235,343	9,951,308	2,747,477	69,780

Cash and cash equivalents
end of period	$3,134,025	$4,865,991	$3,134,025	$4,865,991

Supplementary information:
Non-cash transaction:
Interest accretion on debt	$26,843	$0	$94,926	$0
Value of shares issued for loan fee	$0	$0	$0	$244,826
Value of shares issued for property	$0	$2,385,243	$0	$2,385,243
Debt issued for property	$0	$2,908,925	$0	$2,908,925
Shares to be issued for property	$(1,176,471)	$3,529,412	$(1,176,471)	$3,529,412
Shares issued for Segala (note 3(e))	$1,176,471	$0	$1,176,471	$0

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third Quarter Ended September 30, 2003

1.

Basis of Presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter company balances and transactions have been eliminated.  The interim statements should be read in conjunction with the annual audited financial statements for the company’s most recently completed fiscal year ended December 31, 2002.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period.  A significant area requiring the use of estimates relates to the determination of impairment of resource properties.  Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2.

Resource properties:

Certain allocations of costs between properties have been corrected during the current period.

 (a)  Cumulative Resource Property Costs

	September 30		December 31
	2003		2002

Tabakoto, Mali:
Acquisition	$2,094,021	$	,2,019,021
Exploration	23,211,842		20,873,658

	25,305,863		22,892,679
Segala, Mali:
Acquisition	10,776,920		10,681,995
Exploration	1,902,152		1,370,360

	12,679,072		12,052,355

Ghana properties	4,330,014		4,260,381

Eritrea properties:
Bisha/Okreb	3,148,019		627,320
Akurdet/Augaro	529,104		335,493

	3,677,123		962,813

	$45,992,072		$40,168,228

NEVSUN RESOURCES LTD.

Third quarter ended September 30, 2003

2. Resource properties, cont'd:

(b) Schedule of Resource Property Expenditures in 2003

	Tabakoto	Segala	Ghana	Bisha	Akreb/ Augaro	Total
Cumulative December 31, 2002	23,785,863	11,159,171	4,260,381	627,320	335,493	$40,168,228
Re-allocation between properties	22,892,679	12,052,355	4,260,381	627,320	335,493	$40,168,228
Acquisition to June 30, 2003	75,000	68,082	0	21,264	28,546	192,892
Exploration to June 30, 2003:						
Assays	24,021	30,219	0	66,001	0	120,241
Consulting/Personnel	709,483	146,318	996	272,735	0	1,129,532
Drilling/Geophysics	252,638	243,492	6	811,406	0	1,307,543
Equipment	9,463	10,124	0	36,632	0	56,219
Line cutting/surveying	99,711	6,412	0	345,763	151,202	603,089
Transportation & field	159,692	9,916	111	293,336	0	463,056
Administration/interest	372,179	27,844	32,206	290,203	0	722,431
Incurred during the period	1,702,189	542,407	33,318	2,137,340	179,748	4,595,002
Cumulative June 30, 2003	24,594,868	12,594,762	4,293,699	2,764,660	515,241	$44,763,230
Acquisition during the quarter	0	26,843	0	0	0	26,843
Exploration during the quarter:						
Assays	23,117	3,908	0	21,902	0	48,927
Consulting/Personnel	385,668	51,639	298	93,758	1,047	532,410
Drilling/Geophysics	52,775	915	0	27,250	323	81,263
Equipment	1,029	0	0	3,904	0	4,933
Line cutting/surveying	22,300	0	0	4,932	7,778	35,010
Transportation & field	36,588	84	25	138,816	0	175,513
Administration/interest	189,518	921	35,992	92,797	4,715	323,942
Incurred during the quarter	710,995	84,310	36,315	383,359	13,863	1,228,842
Cumulative September 30, 2003	25,305,863	12,679,072	4,330,014	3,148,019	529,104	$45,992,072

3. Share capital:

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Number of Shares	Share Amount
Balance at December 31, 2002	47,077,296	$ 64,760,811
Private placement	5,500,000	10,381,149
Exercise of warrants	3,183,785	2,609,896
Exercise of stock options	848,000	421,093
Exercise of agents' options	576,000	583,981
Balance at June 30, 2003, carry forward	57,185,081	$ 78,756,930

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2003

3.	Share capital, cont’d:		Number	Share
	(b)	Issued, cont’d.	of Shares	Amount
		Balance at June 30, 2003, carried forward	57,185,081	78,756,930
		Computershare fractional difference adjustment	48	0
		Segala property payment	442,781	1,176,470
		Exercise of warrants	3,096,113	2,317,846
		Exercise of stock options	590,000	304,025

		Balance at September 30, 2003	61,314,023	$82,555,271

	(c)	Stock Options:

				Average
			Number	exercise
			of options	price (Cdn$)

		Outstanding, December 31, 2002	4,635,000	$0.74
		Granted to employees, directors, officers	1,090,000	3.00
		Granted to non-employees (consultants)	70,000	3.21
		Exercised	(848,000)	0.69
		Expired or cancelled	(15,000)	3.21

		Outstanding, June 30, 2003	4,932,000	$1.28
		Granted to employees, directors, officers	170,000	4.29
		Exercised	(590,000)	0.52

		Outstanding, September 30, 2003	4,512,000	$1.47

Stock options at Sept. 30, 2003 expire at various dates from February 8, 2005 to February 22, 2011

No options were granted to non-employees in the third quarter of 2003. Based on the recommended fair value method of accounting, the fair value of the 70,000 options granted to non-employees in the first two quarters of 2003 are being charged to earnings over their twelve month vesting period. For the third quarter September 30, 2003, $29,973 was charged to earnings and contributed surplus in the quarter ($69,375 year to date).

Stock options granted to employees, directors and officers assumed no compensation cost.  However, if the fair value method of accounting had been used, the pro forma effect of the options issued would have been as follows:

Three months

	Three months	Nine months
	September 30, 2003	September 30, 2003

Loss, as reported	$(209,424)	$(289,751)
Loss, pro forma	$(719,449)	$(1,382,950)
Basic loss per share, as reported	$(0.00)	$(0.01)
Basic loss per share, pro forma	$(0.01)	$(0.03)

(0.03)

The fair value of each option grant is calculated using an expected life of 5 years, volatility of 104% no dividend yield and 2.93% interest rate.

(b)

(c)

Warrants:

		Average Exercise Price ($Cdn)
	Number of Warrants

Balance at December 31, 2002	9,229,698	$1.33
Warrants issued	288,000	1.90
Warrants exercised	(3,183,785)	1.21

Balance at June 30, 2003	6,333,913	$1.42
Warrants exercised	(3,096,113)	1.03

Balance at September 30, 2003	3,237,800	$1.80

(d)

Shares to be issued:
The recorded value of shares to be issued, in the amount of $2,352,941, relates to the 2002 acquisition of Segala.  Based on the conversion formula and pricing at September 30, 2003, the Company would be required to issue 733,596 common shares if the issuance of all remaining shares took place at September 30, 2003.  The first issuance was 442,781 common shares in July 2003.

(e)

Shares Reserved for Issuance:

Number
of Shares

Issued, September 30, 2003	61,314,023
For shares to be issued (note 3(e))	733,596
Stock options outstanding (note 3(c))	4,512,000
Warrants outstanding (note 3(d))	3,237,800

Fully diluted, September 30, 2003	69,797,419

CORPORATE DIRECTORY

DIRECTORS

CRAIG A. ANGUS
Vancouver, BC, Canada

R. STUART ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701

Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia